Exhibit 21.1 – Subsidiaries of the Registrant

O’REILLY AUTOMOTIVE, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation
O’Reilly Automotive Stores, Inc.	Missouri
Ozark Automotive Distributors, Inc.	Missouri
Ozark Services, Inc.	Missouri
Ozark Purchasing, LLC	Missouri
OAP Transportation, LLC	Missouri
O’Reilly Auto Enterprises, LLC	Delaware

In addition, 16 subsidiaries operating in the United States and Mexico have been omitted from the above list, as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

One hundred percent of the capital stock of each of the above subsidiaries is directly or indirectly owned by O’Reilly Automotive, Inc.